SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04037116

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MARATHON OIL CORPORATION

(Exact name of Registrant as Specified in Charter)

Registrant CIK Number 0000101778

Marathon Oil Company Thrift Plan Annual Report On Form11-K Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)

Commission File Number **33-56828**

FORM SE

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 25, 2004.

MARATHON OIL CORPORATION
(Registrant)

By: ______________________
Albert G. Adkins
Vice President, Accounting and Controller

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934	or	[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
	For the fiscal year ended December 31, 2003			For the transition period from __________ to __________

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
539 South Main Street
Findlay, Ohio 45840

MARATHON OIL CORPORATION

5555 San Felipe Road, Houston, TX 70056

PRICEWATERHOUSECOOPERS

Marathon Oil Company
Thrift Plan

Financial Statements and Supplemental Schedules
December 31, 2003 and 2002